                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1997

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________



                         Commission file number 0-8591
                                                ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Figgie International Inc. 401(k) Savings Plan for Salaried Employees.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Figgie International Inc., 4420 Sherwin Road, Willoughby, Ohio 44094.

                              ARTHUR ANDERSEN LLP






               FIGGIE INTERNATIONAL INC.
               401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES


               FINANCIAL STATEMENTS
               AS OF DECEMBER 31, 1997 AND 1996
               TOGETHER WITH REPORT OF
               INDEPENDENT PUBLIC ACCOUNTANTS

                              ARTHUR ANDERSEN LLP



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
Figgie International Inc.
401(k) Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Figgie International Inc. 401(k) Savings Plan for Salaried Employees (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997, as listed in the accompanying index. These financial statements and the schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1997 and schedule of reportable transactions (Exhibit 2) for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                               /s/ Arthur Andersen LLP



Cleveland, Ohio,
  July 28, 1998.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------


                           DECEMBER 31, 1997 AND 1996
                           --------------------------

                                     INDEX
                                     -----



          Statements of Net Assets Available for Plan Benefits as of
               December 31, 1997 and 1996

          Statement of Changes in Net Assets Available for Plan
               Benefits for the Year Ended December 31, 1997

          Notes to Financial Statements

          Exhibit l - Item 27a--Schedule of Assets Held for Investment
               Purposes as of December 31, 1997

          Exhibit 2 - Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1997

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                        AS OF DECEMBER 31, 1997 AND 1996
                        --------------------------------

                                                                         Participant Directed
                                     ----------------------------------------------------------------------------------------------
                                                                                                                           PBHG
                                          Chase                                             DSI        Oppenheimer        Growth
                                        Principal        Bond Fund          FPA        Disciplined        Quest            Fund/
                                       Preservation     of America/      Crescent          Value       Opportunity        Equity
                                          Fund          Fixed Fund         Fund          Portfolio      Value Fund         Fund
                                       ------------    ------------    ------------    ------------    ------------    ------------

          1997
          ----


ASSETS:
  Investments at market value          $  1,507,434    $  2,745,635    $  7,125,854    $  6,264,038    $  7,566,434    $  3,408,207
  Employee contribution
    receivable                                    -               -               -               -               -               -
  Employer contribution
    receivable                                    -               -               -               -               -               -
  Notes receivable from
    participants                                  -               -               -               -               -               -
  Transfer in receivable                          -               -               -               -               -               -
  Accrued interest income                         -          18,017               -               -               -               -
                                       ------------    ------------    ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                    $  1,507,434    $  2,763,652    $  7,125,854    $  6,264,038    $  7,566,434    $  3,408,207
                                       ============    ============    ============    ============    ============    ============

          1996
          ----

ASSETS:
  Cash and cash equivalents            $          -    $    209,015    $          -    $          -    $          -    $          -
  Investments at market value                     -      24,155,361               -               -               -      16,265,777
  Employee contribution
    receivable                                    -         209,204               -               -               -          92,377
  Accrued interest income                         -         287,603               -               -               -               -
                                       ------------    ------------    ------------    ------------    ------------    ------------
        Total assets                              -      24,861,183               -               -               -      16,358,154
                                       ------------    ------------    ------------    ------------    ------------    ------------

LIABILITIES:
   Administrative expenses
    payable                                       -               -               -               -               -               -
                                       ------------    ------------    ------------    ------------    ------------    ------------
        Total liabilities                         -               -               -               -               -               -

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
  BENEFITS                             $          -    $ 24,861,183    $          -    $          -    $          -    $ 16,358,154
                                       ============    ============    ============    ============    ============    ============



                                  --------------------------------------------------------------------------------------------------
                                                          IVY
                                                     International
                                       PIC Small          Fund/          Figgie                        Conservative     Moderate
                                        Company       International      Class A        Figgie Class    Lifestyle      Lifestyle
                                       Portfolio          Fund            Fund            B Fund          Fund            Fund
                                      ------------    ------------    ------------     ------------    ------------    ------------

          1997
          ----


ASSETS:
  Investments at market value         $  1,620,228    $  3,589,335    $  6,683,205     $  7,197,962    $  8,889,572    $  5,107,470
  Employee contribution
    receivable                                   -               -               -                -               -               -
  Employer contribution
    receivable                                   -               -               -                -               -               -
  Notes receivable from
    participants                                 -               -               -                -               -               -
  Transfer in receivable                         -               -               -                -               -               -
  Accrued interest income                        -          52,168               -                -               -               -
                                      ------------    ------------    ------------     ------------    ------------    ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                   $  1,620,228    $  3,641,503    $  6,683,205     $  7,197,962    $  8,889,572    $  5,107,470
                                      ============    ============    ============     ============    ============    ============

          1996
          ----

ASSETS:
  Cash and cash equivalents           $          -    $          -    $          -     $          -    $          -    $          -
  Investments at market value                    -         916,124         224,197          205,252               -               -
  Employee contribution
    receivable                                   -          13,958            (208)           2,303               -               -
  Accrued interest income                        -               -               -                -               -               -
                                      ------------    ------------    ------------     ------------    ------------    ------------
        Total assets                             -         930,082         223,989          207,555               -               -
                                      ------------    ------------    ------------     ------------    ------------    ------------

LIABILITIES:
  Administrative expenses
    payable                                      -           2,920               -               -               -                -
                                      ------------    ------------    ------------     ------------    ------------    ------------
        Total liabilities                        -           2,920               -               -               -                -

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
  BENEFITS                            $          -    $    927,162    $    223,989    $    207,555     $          -     $         -
                                      ============    ============    ============     ============    ============    ============




                                        Aggressive          Non-
                                        Lifestyle       Participant        Participant
                                           Fund           Directed          Loan Fund         Total
                                       ------------     ------------     ------------    ------------

          1997
          ----


ASSETS:
  Investments at market value          $  1,143,149     $     68,539     $          -    $ 62,917,062
  Employee contribution
    receivable                                    -          111,595                -         111,596
  Employer contribution
    receivable                                    -           25,048                -          25,048
  Notes receivable from
    participants                                  -                -          415,798         415,798
  Transfer in receivable                          -        2,504,576                -       2,504,576
  Accrued interest income                         -              465                -          70,650
                                       ------------     ------------     ------------    ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                    $  1,143,149     $  2,710,223     $    415,798    $ 66,044,729
                                       ============     ============     ============    ============

          1996
          ----

ASSETS:
  Cash and cash equivalents            $          -     $  (209,015)     $          -    $          -
  Investments at market value                     -                -                -      41,766,711
  Employee contribution
    receivable                                    -                -                -         317,634
  Accrued interest income                         -                -                -         287,603
                                       ------------     ------------     ------------    ------------
        Total assets                              -         (209,015)               -      42,371,948
                                       ------------     ------------     ------------    ------------

LIABILITIES:
  Administrative expenses
   payable                                        -           9,867                 -          12,787
                                       ------------     ------------     ------------    ------------
        Total liabilities                         -           9,867                 -          12,787

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
  BENEFITS                              $         -    $   (218,882)     $          -    $ 42,359,161
                                       ============     ============     ============    ============




             The accompanying notes to financial statements are an
                       integral part of these statements.

                           FIGGIE INTERNATIONAL INC,
                           -------------------------

                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                             AS OF DECEMBER 31, 1997
                             -----------------------


                                                                       Participant Directed
                                   -------------------------------------------------------------------------------------------------
                                                                                                                        PBHG
                                       Chase                                            DSI          Oppenheimer       Growth
                                     Principal       Bond Fund           FPA        Disciplined         Quest           Fund/
                                   Preservation     of America/       Crescent         Value         Opportunity       Equity
                                       Fund         Fixed Fund          Fund         Portfolio       Value Fund         Fund
                                   ------------    ------------     ------------    ------------    ------------    ------------

ADDITIONS:
  Contributions-
    Employee                       $     69,661    $    731,138     $    408,258    $    356,168    $    468,860    $    845,813
    Employer                             13,749          30,716          100,327          89,138         110,250          59,388
    Transfers from merged
      plans                              99,990         334,119          432,677         508,477         431,896         273,010
    Investment income                     1,917         771,850          275,605         982,500         262,546       3,134,439
    Rollovers & other                     5,872           9,649            9,184          13,595           3,042           2,301
    Net unrealized
      appreciation of
      investments                             -          11,791          150,513               -          21,362          22,522
                                   ------------    ------------     ------------    ------------    ------------    ------------

        Total additions                 191,189       1,889,263        1,376,564       1,949,878       1,297,956       4,337,473
                                   ------------    ------------     ------------    ------------    ------------    ------------

DEDUCTIONS:
  Benefits paid to participants         106,346       1,988,559          674,086         310,392         216,693       1,461,037
  Miscellaneous disbursements                 -         453,099                -               -               -         115,452
  Administrative expenses                     -         116,193                -               -               -          30,528
  Net unrealized depreciation
     of investments                           -               -                -         834,050               -               -
                                   ------------    ------------     ------------    ------------    ------------    ------------

        Total deductions                106,346       2,557,851          674,086       1,144,442         216,693       1,607,017
                                   ------------    ------------     ------------    ------------    ------------    ------------

INTERFUND TRANSFERS,
  including participant loan
  transactions                        1,422,591     (21,428,943)       6,423,376       5,458,602       6,485,171     (15,680,403)
                                   ------------    ------------     ------------    ------------    ------------    ------------

        Net additions
        (deductions)                  1,507,434     (22,097,531)       7,125,854       6,264,038       7,566,434     (12,949,947)

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
  BENEFITS, beginning of year                 -      24,861,183                -               -               -      16,358,154
                                   ------------    ------------     ------------    ------------    ------------    ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS, end
  of year                          $  1,507,434    $  2,763,652     $  7,125,854    $  6,264,038      57,566,434    $  3,408,207
                                   ============    ============     ============    ============      ==========    ============


                                    ------------------------------------------------------------------------------------------------
                                                           IVY
                                                      International
                                      PIC Small            Fund/        Figgie                           Conservative     Moderate
                                       Company        International     Class A        Figgie Class       Lifestyle       Lifestyle
                                      Portfolio            Fund           Fund            B Fund            Fund            Fund
                                     ------------     ------------    ------------     ------------     ------------    ------------

ADDITIONS:
  Contributions-
    Employee                         $    159,338     $    402,169    $     30,902     $     18,808     $     51,018    $    291,699
    Employer                               33,682           69,034           3,114            1,548           12,496          89,759
    Transfers from merged
      plans                                76,166          228,186       6,613,207        7,111,032        1,603,971         398,534
    Investment income                      (4,684)         153,093           5,051            3,750          321,964         335,043
    Rollovers & other                       1,030            1,694              36               91              192           2,440
    Net unrealized
      appreciation of
      investments                               -                -          28,508           51,009                -               -
                                     ------------     ------------    ------------     ------------     ------------    ------------

        Total additions                   265,532          854,176       6,680,818        7,186,238        1,989,671       1,117,475
                                     ------------     ------------    ------------     ------------     ------------    ------------

DEDUCTIONS:
  Benefits paid to participants            66,653          265,166          42,871           31,458          903,549         115,704
  Miscellaneous disbursements                   -                -               -                -                -               -
  Administrative expenses                       -            5,602             220              220                -               -
  Net unrealized depreciation
     of investments                        62,316          338,424               -                -           40,086         143,349
                                     ------------     ------------    ------------     ------------     ------------    ------------

        Total deductions                  128,969          609,192          43,091           31,678          943,635         259,053
                                     ------------     ------------    ------------     ------------     ------------    ------------

INTERFUND TRANSFERS,
  including participant loan
  transactions                          1,483,665        2,469,357        (178,511)        (164,153)       7,843,536       4,249,048
                                     ------------     ------------    ------------     ------------     ------------    ------------

        Net additions
        (deductions)                    1,620,228        2,714,341       6,459,216        6,990,407        8,889,572       5,107,470

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
  BENEFITS, beginning of year                   -          927,162         223,989          207,555                -               -
                                     ------------     ------------    ------------     ------------     ------------    ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS, end
  of year                            $  1,620,228     $  3,641,503    $  6,683,205     $  7,197,962     $  8,889,572    $  5,107,470
                                     ============     ============    ============     ============     ============    ============


                                  -----------------------------------------------------------------


                                        Aggressive       Non-
                                        Lifestyle      Participant      Participant
                                          Fund          Directed         Loan Fund         Total
                                      ------------    ------------     ------------    ------------

ADDITIONS:
  Contributions-
    Employee                          $    137,294    $    111,595     $          -    $  4,082,721
    Employer                                33,800          97,272                -         744,273
    Transfers from merged
      plans                                 26,715       2,504,576                -      20,642,556
    Investment income                       47,635          25,468            6,410       6,322,617
    Rollovers & other                            -               -                -          49,126
    Net unrealized
      appreciation of
      investments                                -               -                -         285,705
                                      ------------    ------------     ------------    ------------

        Total additions                    245,444       2,738,911            6,410      32,126,998
                                      ------------    ------------     ------------    ------------

DEDUCTIONS:
  Benefits paid to participants              3,795          28,688                -       6,214,997
  Miscellaneous disbursements                    -               -                -         568,551
  Administrative expenses                        -          13,917                -         166,680
  Net unrealized depreciation
     of investments                         72,977               -                -       1,491,202
                                      ------------    ------------     ------------    ------------

        Total deductions                    76,772          42,605                -       8,441,430
                                      ------------    ------------     ------------    ------------

INTERFUND TRANSFERS,
  including participant loan
  transactions                           1,143,149         232,799          409,388               -
                                      ------------    ------------     ------------    ------------

        Net additions
        (deductions)                     1,143,149       2,929,105          415,798      23,685,568

NET ASSETS (DEFICIT)
  AVAILABLE FOR PLAN
  BENEFITS, beginning of year                    -        (218,882)               -      42,359,161
                                      ------------    ------------     ------------    ------------

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS, end
  of year                             $  1,143,149    $  2,710,223     $    415,798    $ 66,044,729
                                      ============    ============     ============    ============




            The accompanying notes to financial statements are an
                      integral part of these statements.

                           FIGGIE INTERNATIONAL INC.
                           -------------------------

                     SUPPLEMENTARY RETIREMENT SAVINGS PLAN
                     -------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 1997 AND 1996
                           --------------------------



1.      SUMMARY OF THE PLAN:
        --------------------

The Figgie International Inc. 401(k) Savings Plan for Salaried Employees (the
Plan) was established on January 1, 1985 to provide retirement benefits to employees (and their beneficiaries) hired after December 31, 1984, of certain participating divisions and subsidiaries of Figgie International Inc. (the Company). The Plan was amended and restated in 1997 to allow for an increase in employee contribution percentage, employer matching contributions and new investment options. The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended. The Plan provides that any excess assets will be returned to the Company once all the liabilities have been satisfied.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        -------------------------------------------

Basis of Accounting
-------------------

The accompanying statements of net assets available for plan benefits and statement of changes in net assets available for plan benefits are prepared on the accrual basis of accounting.

Net appreciation (depreciation) in fair value and net realized gains (losses) on sale of investments for 1997 were calculated based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year.

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reportable Transactions
-----------------------

The Department of Labor defines reportable transactions as those transactions or series of transactions, which exceed 5% of beginning net assets. All transactions, which exceed the threshold, are included in Exhibit 2.

Contributions
-------------

The Plan provides that participants may elect to defer up to 15% of their annual compensation paid to them by the Company as a contribution. Such elected contributions are limited in any calendar year to a maximum as shall be prescribed by the Secretary of the Treasury. The Company matches 100% of the first 1% of each participant's elective contribution and then 50% of the next 4% of participant contribution. In addition, the Plan provides for transfer contributions to the Plan which constitute a rollover from another qualified plan on behalf of an eligible employee.

Participant Directed Investments
--------------------------------

Participants direct their contributions in 5% increments between the eight funds and two Company stock funds. However, a participant investment in Company stock funds may not exceed, in aggregate, 25% of the participant total contribution percentage.

Participants may also choose one of three Lifestyle options in which allocations are automatically selected for the participants. The conservative Lifestyle option automatically becomes the investment choice for any plan participant who does not submit an enrollment form which includes a valid investment direction. The Plan offers a telephone voice response system which allows participants to change allocations and contribution percentages on a daily basis.

Investment Income
-----------------

Investment income includes dividend and interest income earned during the year, as well as net gains and losses realized by dispositions of investments.

Vesting Requirements
--------------------

Participant contributions and transfer contributions are fully vested when deposited into the Plan. Employer matching contributions vest to participants according to the following:


                         Years of       Vesting
                         Service       Percentage
                         -------       ----------
                       Less than 1         0%
                                 1        20%
                                 2        40%
                                 3        60%
                                 4        80%
                                 5       100%

Employer discretionary contributions are fully vested at five years of service. For vesting purposes, the Plan provides that an employee shall be credited with one year of service for each plan year during which they have met the criteria of continuous service, as defined in the Plan document.

Distributions and Forfeitures
-----------------------------

Upon termination from the Plan, a participant, or in the case of death, a participant's beneficiary will be entitled to receive the vested portion of the participant's account as a single lump-sum payment. For participants who are terminated, the nonvested account balance is forfeited, and the forfeitures are used to offset plan expenses and the employer matching contribution. If a participant retires, becomes disabled for dies while still employed, the entire balance in his or her account will be fully vested.

The Plan also allows for hardship withdrawals. Under certain hardship circumstances, as defined in the Plan document, a participant may withdraw up to 100% of the participant's before tax contributions.

Retirement
----------

The Plan provides that the accrued benefit of a participant is nonforfeitable if such participant is employed by the Company on or after the normal retirement date. Each participant who ceases to be employed by the Company for any reason, other than death, on or after the normal retirement date shall be entitled to receive a normal retirement benefit. The normal retirement benefit is equal to the participant's accrued benefit as of the date of the distribution.

Participant Loans
-----------------

The Plan allows participants to take loans from their account balance. A participant can borrow up to the lesser of 50% of their vested account balance or $50,000. The minimum loan requested amount is $1,000. Participants can have one outstanding loan at a time and loans can be requested for any reason. The interest rate is prime rate plus one percentage point.

3.      DISTRIBUTIONS TO PARTICIPANTS:
        ------------------------------

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $0 and $1,798,949 at December 31, 1997 and 1996, respectively.

4.      FEDERAL INCOME TAXES:
        ---------------------

In the opinion of the Plan's Administrator, the Plan, as amended, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has not yet been received for the amended and restated Plan.

5.      PLAN MERGERS:
        -------------

Effective December 31, 1997, the Figgie International Inc. Stock Ownership Trust and Plan (ESOP A) merged into the Plan. Benefits continued to be paid from the ESOP A until December 31, 1997, at which time the assets of the ESOP A Plan were transferred from their related trusts into the Plan's trust.

Effective July 1, 1997, the Figgie International Inc. Segregated Investment Fund Trust and Plan (SIFT) merged into the Plan. Benefits continued to be paid from the SIFT until July 1, 1997, at which time the assets of the SIFT were transferred from their related trusts into the Plan's trust.

Effective January 1, 1997, the Figgie Security Inc. Supplementary Retirement Savings Plan (Security SRSP) merged into the Plan Benefits continued to be paid from the Security SRSP until January 1, 1997 at which time the assets of the Security SRSP were transferred from their related trusts into the Plan's trust.

6.      SUBSEQUENT EVENT:
        -----------------

Subsequent to December 31, 1997, the Company changed its name from Figgie International Inc. to Scott Technologies Inc. The name change does not affect the aspects of the Plan.

                                                                      EXHIBIT 1



                           FIGGIE INTERNATIONAL INC.


                           -------------------------


                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------

                            AS OF DECEMBER 31, 1997
                            -----------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 002
                                ----------------



       Identity of Issue and Description                 Cost           Fair Value
---------------------------------------------------  ------------     --------------
Employee Benefit Short-Term Money Market Fund        $    68,539        $    68,539
Chase Principal Preservation Fund                      1,507,434          1,507,434
Bond Fund of America                                   2,738,871          2,745,635
FPA Crescent Fund                                      6,974,137          7,125,854
DSI Disciplined Value Portfolio                        7,090,344          6,264,038
Oppenheimer Quest Opportunity Value Fund               7,544,281          7,566,434
PBHG Growth Fund                                       3,385,004          3,408,207
PIC Small Company Portfolio                            1,682,418          1,620,228
IVY International Fund                                 3,926,708          3,589,335
Figgie Class A Fund                                   12,227,650          6,683,205
Figgie Class B Fund                                   15,575,081          7,197,962
Conservative Lifestyle Fund:
 Chase Principal Preservation Fund                     3,447,207          3,447,207
 FPA Crescent Fund                                     1,818,670          1,869,488
 DSI Disciplined Value Portfolio                       1,017,089            902,189
 BHM&S Bond Portfolio                                  2,642,333          2,670,688
Moderate Lifestyle Fund:
 FPA Crescent Fund                                     2,039,938          2,084,643
 DSI Disciplined Value Portfolio                       1,712,419          1,513,187
 PBHG Growth Fund                                        492,208            495,957
 BHM&S Bond Portfolio                                  1,004,090          1,013,683
Aggressive Lifestyle Fund:
 DSI Disciplined Value Portfolio                         270,826            238,763
 PBHG Growth Fund                                        292,190            293,506
 PIC Small Company Portfolio                             350,611            342,185
 MJI International Equity Portfolio                      302,049            268,695
                                                     -----------        -----------
                                                     $78,110,097        $62,917,062
                                                     ===========        ===========



                 The accompanying notes to financial statements
                     are an integral part of this exhibit.

                                                                       EXHIBIT 2

                           FIGGIE INTERNATIONAL INC.
                           -------------------------


                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                      ------------------------------------

                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 002
                                ----------------


                                                                                                Current Value
                                                                                                 of Asset on
                                                Purchase         Selling         Cost of         Transaction         Net Gain
      Identity of Party Involved                 Price            Price            Asset             Date             (Loss)
      --------------------------                 -----            -----            -----             ----             ------
Equity fund (9 transactions)                  $ 2,552,816      $         -      $ 2,552,816      $ 2,552,816        $       -
Fixed Fund (6 transactions)                       750,086                -          750,086          750,086                -
Employee Benefit Short-term Money
   Market Fund (74 transactions)               48,937,311                -       48,937,311       48,937,311                -
Chase Principal Preservation Fund
   (60 transactions)                            6,572,934                -        6,572,934        6,572,934                -
Bond Fund of America (41 transactions)          3,136,202                -        3,136,202        3,136,202                -
FPA Crescent Fund (112 transactions)           12,379,890                -       12,379,890       12,379,890                -
DSI Disciplined Value Portfolio
   (154 Transactions)                          10,855,277                -       10,855,277       10,855,277                -
Oppenheimer Quest Opportunity Value
   Fund (48 transactions)                       8,027,272                -        8,027,272        8,027,272                -
PBHG Growth fund (111 transactions)             4,443,931                -        4,443,931        4,443,931                -
PIC Small Company Portfolio
   (84 transactions)                            2,413,186                -        2,413,186        2,413,186                -
IVY International Fund
   (37 transactions)                            4,327,576                -        4,327,576        4,327,576                -
BHM&S Bond Portfolio (66 transactions)          4,860,286                -        4,860,286        4,860,286                -
Equity Fund (5 transactions)                            -        3,333,957        1,538,324        3,333,957        1,795,633
Fixed Fund (9 transactions)                             -        7,715,988        6,651,912        7,715,988        1,064,076
Employee Benefit Short-term Money
   Market fund (56 transactions)                        -       48,868,772       48,868,772       48,868,772                -
Chase Principal Preservation Fund
   (39 transactions)                                    -        1,565,304        1,565,304        1,565,304                -
Bond Fund of America (14 transactions)                  -          400,145          397,307          400,145            2,838
FPA Crescent Fund (55 transactions)                     -        1,626,885        1,545,569        1,626,885           81,316
DSI Disciplined Value Portfolio
   (55 transactions)                                    -          811,799          785,137          811,799           26,662
Oppenheimer Quest Opportunity Value
   Fund (19 transactions)                               -          498,393          482,981          498,393           15,412
PBHG Growth Fund (24 transactions)                      -          276,908          276,775          276,908              133
PIC Small Company Portfolio
   (12 transactions)                                    -          385,088          380,155          385,088            4,933
IVY International Fund (22 transactions)                -          370,129          400,867          370,129          (30,738)
BHM&S Bond Portfolio
   (34 transactions)                                    -        1,222,228        1,211,327        1,222,228            10,901


                 The accompanying notes to financial statements
                     are an integral part of this exhibit.

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                FIGGIE INTERNATIONAL INC. 401(k)
                                SAVINGS PLAN FOR SALARIED EMPLOYEES

                                By:     Wilmington Trust Company, Trustee

                                /s/ Linda M. Bailey
Date: 8/14/98                   ---------------------------------------------
     -------------              Linda Bailey, Senior Financial Services Officer

                                 EXHIBIT INDEX
                                 -------------


23.1 Consent of Arthur Andersen LLP